UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 30, 2020

_____

In the Matter of

Upjohn Inc.
235 East 42nd Street
New York, NY 10017

File No.   000-56114

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ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED

        Upjohn Inc. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its Common Stock, par value $0.01 per share.

        Upjohn Inc. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

        The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

                                                        Suzanne Hayes
                                                        Office Chief